UNITED STATES			OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144			OMB Number: 3235-0101 Expires: May 13, 2017 Estimated average burden hours per response……1.00
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933			DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.			CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Natural Alternatives International, Inc.	(b) IRS IDENT.NO. 84-1007839	(c) S.E.C. FILE NO. 000-15701	WORK LOCATION
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
	1535 Faraday Avenue	Carlsbad	California	92008	(760)	744-7340

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

Mark LeDoux and persons whose sales are required by Rule 144 to be aggregated as follows:

(i)   Mark LeDoux individually; and

(ii)  Dream Farm Creative Arts

A New Hampshire Nonprofit Corporation.

(b) RELATIONSHIP TO ISSUER Mark LeDoux is an officer, director and 10% stockholder. Julie LeDoux is the President and the spouse of Mark LeDoux.	(c) ADDRESS STREET c/o 1535 Faraday Avenue	CITY Carlsbad	STATE California	ZIP CODE 92008

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares Or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares Or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Wells Fargo Advisors 12531 High Bluff Drive, # 400 San Diego, CA 92130		2,500	$27,500 (as of June 6, 2018)	7,429,020	June 15, 2018	NASDAQ
Common Stock	Edward Jones 3 C Market Place Hollis, NH 03049		1,000	$11,100 (as of June 6, 2018)	7,429,020	June 15, 2018	NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
2.	(a)	Name of person for whose account the securities are to be sold		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)		(f) (g)	Approximate date on which the securities are to be sold Name of each securities exchange, if any, on which the securities are intended to be sold
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock[1]	2/1/1995	Market Purchase[2]	Market Purchase	2,500	2/1/1995	Cash
Common Stock[3]	12/14/2017	Gift	The Marie LeDoux Foundation	2,000	N/A	Gift

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Mark LeDoux 1535 Faraday Avenue Carlsbad, CA 92008	Common Stock	March 7, 2018	6,265[4]	$74,527.87

REMARKS:	(1)	Shares to be sold by Mark LeDoux
	(2)	Common Stock acquired by market purchase at prevailing price at time.
	(3)	Shares to be sold by Dream Farm Creative Arts, a New Hampshire Nonprofit Corporation
	(4)	Shares surrendered to Company for market value on date of surrender in exchange for Company paying withholding of income taxes due upon vesting of prior Restricted Stock Grants

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

06/12/2018	/s/ Mark LeDoux
DATE OF NOTICE	Mark LeDoux

/s/ Julie LeDoux
Julie LeDoux, solely with respect to the non-profit corporation listed in box 2(a)(ii) above
(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)